

November 12, 2020

Richard K. Palmer
Chief Financial Officer
Fiat Chrysler Automobiles N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

      Re: Fiat Chrysler Automobiles N.V.
          Amendment No. 2 to Registration Statement on Form F-4
          Filed November 5, 2020
          File No. 333-240094

Dear Mr. Palmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2020 letter.

Form F-4/A filed November 5, 2020

Capitalization and Indebtedness, page 148

1. In your capitalization and indebtedness tables, the "Combined Group as adjusted for the Merger - Berfore Faurcia Distribution" column includes, per note (a), adjustments made in the Unaudited Pro Forma Condensed Combined Financial information included in this prospectus. Please add disclosure to highlight the most significant adjustments and provide cross-references to the relevant specific adjustments in the Unaudited Pro Forma Condensed Combined Financial information.

Richard K. Palmer
Fiat Chrysler Automobiles N.V.
November 12, 2020
Page 2

        You may contact Charles Eastman, Staff Accountant, at (202) 202-551-3794 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing